Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AURORA CANNABIS INC. (the “Company”)

August 8, 2025

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the holders of common shares (“Shares”) of the Company held on August 8, 2025 (the “Meeting”), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date (June 16, 2025):	56,246,404
Total Shares represented at the Meeting in person and by proxy:	17,736,521
Percentage of total Shares represented at the Meeting:	31.53%

1.     Number of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution fixing the number of directors at six (6) was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
15,776,255	88.95%	1,960,261	11.05%

2.     Election of Directors

Based on proxies received and votes calculated by ballot during the Meeting, other than as referenced below, the following individuals were elected as directors of the Company to serve until the next annual shareholders’ meeting or until his or her successor is duly elected or appointed, with the results below.

Name of Nominee	Votes FOR	% votes FOR	Votes WITHHELD	% votes WITHHELD
Miguel Martin	5,513,929	89.15%	671,217	10.85%
Michael Singer	5,194,307	83.98%	990,839	16.02%
Chitwant Kohli	5,433,170	87.84%	751,976	12.16%
Theresa Firestone	2,620,830	42.37%	3,564,317	57.63%
Norma Beauchamp	5,317,360	85.97%	867,786	14.03%
Rajesh Uttamchandani	5,332,016	86.21%	853,131	13.79%

Following the Meeting, and in accordance with the Company's majority voting policy, Theresa Firestone resigned from Aurora's Board of Directors effective August 31, 2025. The Company’s Nominating and Corporate Governance Committee will be focused on recruiting for another director to fill the vacancy created on the Board.

3.     Appointment of Auditors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution appointing Ernst & Young LLP as independent auditors of the Company until the Company’s next annual meeting of shareholders and authorizing the directors to fix the auditor’s remuneration was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
15,766,494	88.89%	1,970,023	11.11%

4.     Amendment to Restricted Share Unit Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to certain provisions of the Company’s Restricted Share Unit Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
5,397,041	87.26%	788,102	12.74%

5.     Amendment to Performance Share Unit Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to certain provisions of the Company’s Performance Share Unit Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
5,370,699	86.83%	814,447	13.17%

6.     Amendment to Share Option Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to certain provisions of the Company’s Share Option Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
5,365,185	86.74%	819,961	13.26%

7.     Advisory Vote on Executive Compensation or “Say-on-Pay”

Based on proxies received and votes calculated by ballot during the Meeting, the non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Information Circular, was defeated with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
2,434,452	39.36%	3,750,693	60.64%

Each of the matters set out above is described in greater detail in the Information Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedarplus.ca and www.sec.gov/edgar.